Exhibit 3.1

Amendment to Amended and Restated By-Laws of National Holdings Corporation

The amendment deletes the existing Article II, Section 6 of the Amended and Restated By-Laws, as amended, of National Holdings Corporation and replaces it in its entirety with the text set forth below.

“SECTION 6. Quorum, Adjournments. The holders of a majority of the voting power of the issued and outstanding stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, except as otherwise provided by statute or by the Certificate of Incorporation. Any meeting of stockholders may be adjourned from time to time to reconvene at any other time and to any other place at which a meeting of stockholders may be held under these By-Laws by the chairman of the meeting. At such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally called. If the adjournment is for more than thirty days, or, if after adjournment a new record date is set, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.”